UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM NT-10K

 NOTIFICATION OF LATE FILING

SEC Rule 12b-25 (17 CFR 240.12b-25)

DATE OF REPORT:  March 31, 2010

ACCREDITED BUSINESS CONSOLIDATORS CORP.
(Exact name of registrant as specified in its charter)

PA                                            0-27182               25-1624305
                                                     (State or other jurisdiction                      (Commission File      IRS Employer
of incorporation)                             Number)      Identification Number)

196 WEST ASHLAND STREET, DOYLESTOWN, PA 18901
(Address of principal executive offices)

267-864-7737
(Registrant's telephone number, including area code)

NOT APPLICABLE
(Former Name or Former Address, if changed since last report)

(Check one):    |X|Form 10-K |_| Form 20-F |_| Form 11-K |_|Form 10-Q
                |_|Form 10-I |_| Form NSAR |_| Form N-CSR

                For Periods Ended: December 31, 2008 and December 31, 2009
                                  ------------
                |_| Transition Report on Form 10-K
                |_| Transition Report on Form 20-F
                |_| Transition Report on Form 11-K
                |_| Transition Report on Form 10-Q
                |_| Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                 -------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ACCREDITED BUSINESS CONSOLIDATORS CORP.

Full Name of Registrant

THE ITALIAN OVEN INC.

Former Name if Applicable

196 WEST ASHLAND

Address of Principal Executive Office (Street and Number)

DOYLESTOWN PA  18901

City, State and Zip Code

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB SEC 1344 (05-06) control number.

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|   | (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule l2b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite diligent efforts, the work necessary for Accredited Business Consolidators Corp.'s (the "Company") preparation of its Annual Report on Form 10-K could not be completed due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report on Form 10-K.

Accordingly, the Company requests additional time to compile and review all the information necessary to accurately complete the Form 10-K.

Accredited Business Consolidators Corp. entered bankruptcy in 1996.  In 1997, it emerged from bankruptcy but remained dormant.  It was not until 2008 that the Company received the ability to restructure itself through a cash infusion by My Pleasure Ltd. in the amount of $150,000 that paid outstanding debts and amounts due.  In late 2008 and early 2009, the Company began operations.

The Company needed to structure and recreate its accounting records for over 10 years.  It provided shareholders with quarterly reports advising that it had zero assets, zero investments, and zero revenue until late 2008.

The Company has created its accountings for the years 1997 through 2007.  Those documents are presently being reviewed by the Company's auditor, Berman W. Martinez y Associados of Managua, Nicaragua.  For 2008 financial reports, the Company needed to complete due diligence by contacting the agents of the prior creditors and consultants to the Company.  It was not until several days ago that the Company received the information needed.  The unavailability of the 2008 confirmations delayed the ability to structure the 2009 reports that contain complicated transactional information.

The Company is diligently attempting to finalize the 2008 and 2009 reports.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andy William  (267) 864-7737

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes | No |X]

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above, the Company remained dormant after it emerged from bankrutpcy.  It had no business activity until 2008 when its prior management attempted to secure opportunities for the Company.  The Company incurred approximately $150,000 in legal fees and consulting debt.  My Pleasure Ltd., the current control group, made a cash infusion to satisfy this debt resulting in a company with no assets or liabilities.  In late 2008 and early 2009, the Company created a business plan to develop various enterprises.  Through loans that are not convertible into stock, the Company was able to engage in investments and business ventures.  In 2009, the Company acquired stock in various enterprises as announced in the Company's Form 8-K reports, all of which are incorporated by reference.  Presently, the Company, combined with its subsidiaries, maintains a cash position of approximately $110,000.00 within its bank accounts and brokerage accounts, and receivables in excess of $100,000.00.  All bank and brokerage accounts are in the United States except for one operating account for a subsidiary in Nicaragua. The Company, through its subsidiaries, owns over $80,000.00 in equipment in Nicaragua.  These assets are offset by notes due My Pleasure Ltd., which provides low interest loans to the Company as it maintains an interest in seeing the Company succeed since it owns the control block of the Company through 500,000,000 preferred shares with 51% supermajority voting rights.

Other than the shares issued to My Pleasure, Limited, the Company has not accepted any outside investment and it has not issued stock to third parties.  The Company's common shares have not increased except as provided in a 100 for 1 forward split that occurred.  Presently, the Company is under a share issuance moratorium that prohibits it from offering any form of stock to third parties or increasing its share.  While the moratorium expires in August 2010, the Company does not intend to issue shares for the parent unless absolutely necessary.  The moratorium does not prevent the Company from engaging in any public offering for its subsidiary companies.  In fact, the subsidiaries are in need of capital and registration statements are being prepared for Accredited Consolidators Europe PLC, Accredited Suppliers Corp., Richwood Eco Ventures, and other entities, to obtain capital to assist in the expansion of their operations.

ACCREDITED BUSINESS CONSOLIDATORS CORP.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2010                By:    /s/ Joanna Chmielewska
                                                   -----------------------------
                                                   Joanna Chmielewska
                                                   President